UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2019

Commission File Number 001-38641

Kabushiki Kaisha PEPPER FOOD SERVICE

(Exact name of registrant as specified in its charter)

Pepper Food Service Co., Ltd.

(Translation of registrant’s name into English)

17th floor, Olinas Tower, 4-1-3 Taihei

Sumida-ku, Tokyo, Japan

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F             ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

The information and documents furnished in this report, as set forth below, shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section.

Exhibit 99.1	English translation of Consolidated Financial Results for the Six-Month Period Ended June 30, 2019 (based on Japanese Accounting Standards), filed with the Tokyo Stock Exchange on August 9, 2019.

Exhibit 99.2	English translation of Notification of Differences in Consolidated Earnings Forecast/Non-Consolidated Earnings Forecast and Actual Results for the Second Quarter of the Fiscal Year Ending December 2019, filed with the Tokyo Stock Exchange on August 9, 2019.

Exhibit 99.3	English translation of Notice of Distributions from Surplus, filed with the Tokyo Stock Exchange on August 9, 2019.

Safe Harbor Statement

Exhibit 99.1 attached hereto contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the consolidated forecasts for the year ending December 31, 2019 are forward-looking statements. Pepper Food Service Co., Ltd. (the “Company”) may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s expansion plans; the expected growth of the food service market; expectations regarding demand for the Company’s services; the Company’s expectations regarding keeping and strengthening its relationships with customers; the Company’s plans to invest in research and development to enhance its offerings; and general economic and business conditions in the regions where the Company provides services. Further information regarding these and other risks is included in the Company’s reports filed with, or furnished to the Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this Form 6-K and in the attachments is as of the date of this Form 6-K, and the Company undertakes no duty to update such information, except as required under applicable law.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEPPER FOOD SERVICE CO., LTD.

	By:	/s/ Kunio Ichinose
	Name:	Kunio Ichinose
	Title:	Representative Director, President and Chief Executive Officer

Date: August 13, 2019